EXHIBIT 99.2
Management’s Discussion & Analysis
Nuvei Corporation
Years ended December 31, 2021 and 2020
(in thousands of US dollars)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2021
As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context indicates or requires otherwise, all references to the “Company”, “Nuvei”, “we”, “us” or “our” refer to Nuvei Corporation together with our subsidiaries, on a consolidated basis.
This MD&A dated March 7, 2022, should be read in conjunction with the Company’s audited annual consolidated financial statements, along with the related notes thereto for the year ended December 31, 2021 (the “Consolidated Financial Statements”). The financial information presented in this MD&A is derived from the Consolidated Financial Statements which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are in U.S. dollars except where otherwise indicated. Additionally, tables included in this MD&A are presented in thousands of U.S. dollars, unless otherwise indicated. This MD&A is presented as of the date of the Consolidated Financial Statements and is current to that date unless otherwise stated.
We have prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the U.S./Canada Multi jurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements, which requirements are different than those of the United States.
FORWARD-LOOKING INFORMATION
This MD&A contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Such forward-looking information may include, without limitation, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. This forward-looking information is identified by the use of terms and phrases such as “may”, “would”, “should”, “could”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate, expectations regarding industry trends and the size and growth rates of addressable markets, our business plans and growth strategies, addressable market opportunity for our solutions, expectations regarding growth and cross-selling opportunities and intention to capture an increasing share of addressable markets, the costs and success of our sales and marketing efforts, intentions to expand existing relationships, further penetrate verticals, enter new geographical markets, expand into and further increase penetration of international markets, intentions to selectively pursue and successfully integrate acquisitions, and expected acquisition outcomes and benefits, future investments in our business and anticipated capital expenditures, our intention to continuously innovate, differentiate and enhance our platform and solutions, expected pace of ongoing legislation of regulated activities and industries, our competitive strengths and competitive position in our industry, expectations regarding our revenue, revenue mix and the revenue generation potential of our solutions, expectations regarding our margins and future profitability, our financial outlook and guidance as well as medium and long-term targets in various financial metrics, and the future impact of the COVID-19 pandemic is forward-looking information.
In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. Any financial outlook and targets, as the case may be, may also constitute “financial outlook” within the meaning of applicable securities laws and are provided for the purposes of assisting the reader in understanding the Company’s financial performance and measuring progress toward management’s objectives and the reader is cautioned that it may not be appropriate for other purposes.
Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk factors described in greater detail under “Risk Factors” of the Company’s annual information form (the “AIF”) such as: risks relating to our business and industry, such as the ongoing COVID-19 pandemic, including the resulting global economic uncertainty and measures taken in response to the pandemic; the rapid developments and change in our industry; intense competition both within our industry and from other payments methods; challenges implementing our growth strategy; challenges to expand our product portfolio and market reach; challenges in expanding into new geographic regions internationally and continuing our growth within our markets; challenges in retaining existing clients, increasing sales to existing clients and attracting new clients; managing our growth effectively; difficulty to maintain the same rate of revenue growth as our business matures and to evaluate our future prospects; history of net losses and additional significant investments in our business; our level of indebtedness; risks associated with past and future acquisitions; challenges related to a significant number of our merchants being small-and-medium sized businesses (“SMBs”); concentration of our revenue from payment services; compliance with the requirements of payment networks; challenges related to the reimbursement of chargebacks from our merchants; our bank accounts being located in multiple territories and relying on banking partners to maintain those accounts; the impact of the United Kingdom’s departure from the European Union; decline in the use of electronic payment methods; changes in foreign currency exchange rates affecting results of operations; deterioration in the quality of the products and services offered; loss of key personnel or difficulties hiring qualified personnel; impairment of a significant portion of intangible assets and goodwill; increasing fees from payment networks; challenges related to general economic and geopolitical conditions, business cycles and credit risks of our clients; reliance on third-party partners to sell some of our products and services; misappropriation of end-user transaction funds by our employees; frauds by merchants, their customers or others; coverage of our insurance policies; the degree of effectiveness of our risk management policies and procedures in mitigating our risk exposure; the integration of a variety of operating systems, software, hardware, web browsers and networks in our services; the costs and effects of pending and future litigation; various claims such as wrongful hiring of an employee from a competitor, wrongful use of confidential information of third parties by our employees, consultants or independent contractors or wrongful use of trade secrets by our employees of their former employers; challenges to secure financing on favorable terms or at all; challenges from seasonal fluctuations on our operating results; risks associated with less than full control rights of some of our subsidiaries; changes in accounting standards; estimates and assumptions in the application of accounting policies; occurrence of a natural disaster, a widespread health epidemic or pandemic or other events; impacts of climate change; challenges related to our holding company structure, as well as risks relating to intellectual property and technology, risks relating to regulatory and legal proceedings and risks relating to our Subordinate Voting Shares.
Forward-looking information is based on management’s beliefs and assumptions and on information currently available to management, regarding, among other things, general economic conditions and the competitive environment within our industry, including the following assumptions: (a) Nuvei's results of operations and ability to achieve suitable margins will continue in line with management’s expectations, (b) the Company will continue to effectively execute against its key strategic growth priorities, without any material adverse impact from the COVID-19 pandemic on its or its merchants’ business, financial condition, financial performance, liquidity nor any significant reduction in demand for its products and services, (c) losses owing to business failures of merchants and customers will remain in line with anticipated levels, (d) the Company’s ability to capture an increasing share of addressable markets by continuing to retain and grow existing customer relationships in high growth verticals while adding new customers adopting our technology processing transactions in existing and new geographies at or above historical levels, (e) Nuvei’s continued ability to maintain its competitiveness relative to competitors’ products or services, including as to changes in terms, conditions and pricing, (f) Nuvei’s continued ability to manage its growth effectively, (g) the Company will continue to attract and retain key talent and personnel required to achieve its plans and strategies, including sales, marketing, support and product and technology operations, in each case both domestically and internationally, (h) the Company’s ability to successfully identify, complete, integrate and realize the expected benefits of, acquisitions and manage the associated risks, (i) absence of material changes in economic conditions in our core markets, geographies and verticals, (j) the size and growth rates of our addressable markets and verticals, including that the industries in which Nuvei operates will continue to grow consistent with management’s expectations, (k) the accuracy of our assumptions as to currency exchange rates and interest rates, including inflation, and volatility in financial markets, (l) the absence of adverse changes in legislative or regulatory matters, (m) the absence of adverse changes in current tax laws, (n) projected operating and capital expenditure requirements, and (o) the COVID-19 pandemic, including any variants, having durably subsided with broad immunity achieved in our core markets, geographies and verticals, including the elimination of social distancing measures and other restrictions generally in such markets. Unless otherwise indicated, forward-looking information does not give effect to the potential impact of any mergers, acquisitions, divestitures or business combinations that may be announced or closed after the date hereof. Although the forward-looking information contained herein is based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information.
Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained herein represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.
Overview
We are a global payment company providing payment solutions to businesses across North America, Europe, Asia Pacific and Latin America. We believe we are differentiated by our proprietary technology platform, which is purpose-built for high-growth eCommerce and mobile commerce markets. Our platform enables customers to accept payments worldwide regardless of their customers’ location, device or preferred payment method. Our solutions span the entire payments stack and include a fully integrated payments engine with global processing capabilities, a turnkey solution for frictionless payment experiences and a broad suite of data-driven business intelligence tools and risk management services. Through a single integration, we provide seamless and secure pay-in and payout capabilities, connecting our customers with their customers in over 200 markets worldwide with local acquiring in 46 of those markets. With support for more than 530 alternative payment methods (“APMs”), including cryptocurrencies, and nearly 150 currencies, our customers can capture every payment opportunity that comes their way. In short we provide the payment technology and intelligence our customers need to succeed locally and globally, through one integration - propelling them further, faster.
While global commerce continues to pivot online, eCommerce and mobile commerce channels are converging and creating new and fast-growing opportunities for businesses of all sizes. Rapidly scaling across these commerce channels, however, can be complex and costly for businesses that rely on multiple providers in each local market. For example, merchants may use disparate and varied systems for gateway services, payment processing, online fraud prevention, business intelligence and more, creating operational distractions and workflow challenges, which result in additional costs and financial inefficiencies. In parallel, consumers expect a consistent transaction experience across all channels whether from a mobile device or computer. As a result, we believe businesses increasingly seek payment providers such as Nuvei who have a unified approach and can offer end-to-end solutions to help them navigate this complex environment.
We sell and distribute our solutions globally through three primary channels: direct sales, indirect sales for SMBs and eCommerce resellers. Our approach to distribution is designed to enable us to efficiently market our payments and technology solutions at scale and is customized by both region and vertical to optimize sales. By relying on our local sales teams and eCommerce resellers who act as trusted technology providers to our customers, we believe we are able to serve more customers globally and grow with them as they grow their businesses and expand into new markets. We focus on the needs of our customers and how we can help them grow their sales, and in turn our volume, with them. Due to the scalable nature of our business model and the inherent operating leverage, increases in volume drive profitable revenue growth.
Our revenue is primarily based on sales volume generated from our customers’ daily sales and through various transaction and subscription-based fees for our modular technology. Modular technology includes, for example, gateway, global processing, APMs, currency management, global payouts, fraud risk management, card issuing, cryptocurrency payments, open banking, data reporting, reconciliation tools, in addition to a long list of value-add capabilities. Our revenue is largely recurring in nature due to the mission-critical nature of our product and service offerings and deep integration of our payments technology into our customers’ enterprise resource planning systems. Additionally, our model has delivered rapid growth in eCommerce and mobile commerce revenue. We believe the depth and breadth of our payment capabilities help our customers establish and expand their presence in emerging commerce channels across many markets. This enables us to develop long-standing relationships with our customers, which in turn drive strong retention and significant cross-selling opportunities.

Financial Highlights for the Three Months Ended December 31, 2021 Compared to 2020:
•Total volume(a) increased by 127% to $31.5 billion from $13.9 billion, eCommerce represented 88% of Total volume(a);
•Revenue increased 83% to $211.9 million from $115.9 million;
◦Organic revenue growth(b) was 55% with Organic revenue(b) increasing to $179.1 million from $115.9 million; ;
•Net income decreased by 45% to $12.3 million from $22.6 million, primarily due to a $29.7 million increase in share-based payments to employees who joined the Company as part of acquisitions completed during the third quarter and other employee incentive grants;
•Adjusted EBITDA(b) increased by 78% to $91.5 million from $51.3 million;
•Adjusted net income(b) increased by 52% to $70.6 million from $46.5 million;
•Net income per diluted share decreased by 53% to $0.07 from $0.16;
•Adjusted net income(b) per diluted share increased by 43% to $0.47 from $0.33;
Financial Highlights for the Year Ended December 31, 2021 Compared to 2020:
•Total volume(a) increased by 121% to $95.6 billion from $43.2 billion, eCommerce represented 86% of Total volume(a);
•Revenue increased 93% to $724.5 million from $376.2 million;
◦Organic revenue growth(b) was 61% with Organic revenue(b) increasing to $600.9 million from $373.7 million;
•Net income increased by $210.7 million to $107.0 million from a net loss of $103.7 million;
•Adjusted EBITDA(b) increased by 95% to $317.2 million from $163.0 million;
•Adjusted net income(b) increased by 179% to $248.6 million from $89.0 million;
•Net income per diluted share was $0.71 compared to net loss per share of $1.08;
•Adjusted net income(b) per diluted share increased by 99% to $1.69 from $0.85;
•Cash flow from operating activities increased by 182% to $266.9 million from $94.8 million;
•Free cash flow(b) increased by 100% to $290.1 million from $145.1 million; and,
•Cash balance of $748.6 million at December 31, 2021 compared to $180.7 million at December 31, 2020.
(a)Total volume does not represent revenue earned by the Company, but rather the total dollar value of transactions processed by merchants under contractual agreement with the Company. See "Non-IFRS and Other Financial Measures"
(b)Adjusted EBITDA, Organic revenue, Organic revenue growth, Adjusted net income, Adjusted net income per diluted share and Free cash flow are non-IFRS measures and ratios. See “Non-IFRS and Other Financial Measures”.
Acquisitions
Base Commerce LLC
On January 1, 2021, we completed the acquisition of substantially all the assets and assumption of certain payables of Base Commerce, LLC (“Base Commerce”) for a consideration of $92.7 million which includes an estimated contingent consideration of $3.0 million. Base Commerce is a technology-driven payment processing company specializing in bank card and automated clearing house (“ACH”) payment processing solutions.
We believe that the acquisition of Base Commerce further positions us as a leader in eCommerce payments by:
a.expanding our product capabilities with a proprietary ACH processing platform;
b.further diversifying our acquiring portfolio;
c.enhancing sponsor bank coverage; and
d.enlarging our distribution network.

Mazooma Technical Services Inc.
On August 3, 2021, we acquired Mazooma Technical Services Inc. (“Mazooma”), a North American payments provider with instant bank-to-bank payments for pay-ins and payouts and real time payments for accelerated withdrawals. The purchase price including working capital and closing adjustments for this acquisition totaled $54.5 million. The initial consideration included a cash amount of $43.1 million and $11.4 million paid through the issuance of 138,522 Subordinate Voting Shares to the sellers. The purchase price also includes contingent consideration of up to a total maximum consideration, including the initial consideration, of $400 million Canadian dollars ($316.5 million). The contingent consideration is subject to meeting certain performance metrics over a three-year period.
The acquisition enhances and expands our portfolio of North American payment options with instant bank-to-bank payments for pay-ins and payouts and real time payments for accelerated withdrawals, allowing customers to receive payouts immediately into their bank accounts 24/7/365. Mazooma has permissions in 15 states, including 11 vendor registrations and licenses, and holds money transmitter licenses and exemptions in a total of 47 states. Nuvei will offer Mazooma as an increasingly popular and accepted payment method to its merchant customer base across all industry verticals.
SimplexCC Ltd.
On September 1, 2021, we acquired SimplexCC Ltd. (“Simplex”), a leading provider of fiat infrastructure to the digital asset industry, for a cash consideration of $290.6 million including $40.6 million relating to working capital and closing adjustments. The closing adjustments are mainly due to the cash balance of $52.8 million held by Simplex at the closing of the acquisition. Simplex delivers the infrastructure for customers using credit and debit cards to buy or sell (i.e. on-ramp/off-ramp capabilities) digital assets, including as of December 31, 2021, 109 cryptocurrencies, non-fungible tokens ("NFTs"), with the ability to support 89 fiat currencies. Through its proprietary fraud and risk management tools, which are backed by artificial intelligence ("AI") technology, Simplex provides a zero-chargeback guarantee to its customers, resulting in higher conversion rates and better liquidity, and simplifying instant fiat purchases for cryptocurrencies, NFTs and decentralized finance ("DeFi") providers. We intend to offer Simplex’s advanced capabilities and enhanced solutions to its merchants across all its focus industry verticals, similarly introducing all of our product solutions and capabilities to Simplex’s customers. Additionally, as a principal member of the Visa network, Simplex has permission to issue Visa cards, giving its customers access to digital currencies daily. Management believes that the acquisition of Simplex will:
•expand our capabilities by adding turnkey simplicity to the process of consumers buying and selling cryptocurrency and converting it back to fiat within a user account – ultimately reducing complexity for merchants and consumers;
•allow us to offer bespoke anti-money laundering / know your customer solutions, transaction guarantee solutions, and valued added services to 190 liquidity providers and partners; and
•provide us with an electronic money institution license to offer international bank account number accounts to end users and merchants, which opens up potential opportunities such as banking as a service.

Paymentez LLC
On September 1, 2021, we acquired Paymentez LLC (“Paymentez”), a leading payment solution provider in Latin America for a cash consideration of $24.5 million. Paymentez provides a breadth of payment solutions to merchants and financial institutions, including gateway, white-labeling, card acquiring and prepaid card options. Paymentez supports high-growth eCommerce verticals including online games, delivery platforms, mobility, transportation, sports, as well as other segments throughout Latin America. Paymentez provides direct connectivity in eleven countries, with local acquiring in nine countries (Mexico, Ecuador, Venezuela, Colombia, Brazil, Peru, Argentina, Uruguay and Chile), supports more than 80 local payment methods and APMs, including bank transfer, electronic wallets, instant payment network as well as the most relevant cash networks, to provide a comprehensive local payment platform for more than 4,000 merchants in the region.
Nasdaq listing
On October 8, 2021, we completed Nuvei's Nasdaq listing in the United States, issuing a total of 3.45 million Subordinate Voting Shares (including the exercise in full by the underwriters of their over-allotment option), at a price of $123.14 per Subordinated Voting Share, for aggregate gross proceeds of approximately $424.8 million. In connection with this offering, our Subordinate Voting Shares started trading in U.S. dollars on the Nasdaq under the symbol "NVEI". Following the Nasdaq listing, on October 13, 2021, we voluntarily delisted the "NVEI.U" U.S. dollar ticker from the TSX. Our Subordinate Voting Shares continue to trade on the TSX in Canadian dollars under the symbol "NVEI".
Normal Course Issuer Bid
On March 7, 2022, the Board approved a normal course issuer bid to purchase for cancellation a maximum of 6,617,416 Subordinate Voting Shares, representing approximately 10% of the Company’s “public float” (as defined in the TSX Company Manual) of Subordinate Voting Shares as at February 28, 2022. The Company is authorized to make purchases under the NCIB during the period from March 10, 2022 to March 9, 2023 in accordance with the requirements of the TSX and the Nasdaq and applicable securities laws.
Impact of COVID-19 on our Operations
In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. In response, many governments, states, cities and other geographic regions implemented preventive or protective actions such as travel bans and restrictions, temporary closures of businesses, quarantines or shelter-in-place orders or total lock-down orders. The pandemic has disrupted the economy and put unprecedented strains on the government health care systems, businesses and individuals around the world.
The spread of COVID-19 has caused us to modify our business practices to help minimize the risk of the virus to our employees, our partners, our merchants and their customers, and the communities in which we participate. In response to the COVID-19 pandemic, we adopted a “people-first” approach, prioritizing the health and safety of our employees and local communities and quickly enabled our employees to work remotely, implemented travel restrictions for all non-essential business and shifted company events to virtual-only experiences. There were no employee layoffs or furloughs because of the COVID-19 pandemic. We implemented our business continuity plan, which included merchant portfolio management (enhanced review and monitoring of merchants in industries most affected; amended billing process from monthly to daily) and supply chain management (outreach to ensure continuity of service or supply; negotiated discounts where applicable). The negative impact of the COVID-19 pandemic to date on our business and the results disclosed in our Consolidated Financial Statements has been limited by our strong presence in eCommerce(a) (representing approximately 86% of Total volume in the year ended December 31, 2021) which helped mitigate any negative impact of the pandemic on our operations.

There continues to be uncertainty regarding the overall severity, extent and duration of the COVID-19 pandemic, including the emergence of variant strains such as Delta and Omicron and the ability to control resurgences worldwide, making it difficult to assess the future impact on our employees, partners, merchants and their customers, the end markets we serve and the resulting effect on our business and operations, both in the short term and in the long term. The extent and continued impact of the COVID-19 pandemic on our business will depend on certain future developments, including: the duration and spread of the outbreak; government responses to the pandemic; delays in vaccine rollout; the effectiveness of vaccines against the virus and its mutations; the impact on our customers and our sales cycles; the impact on customer, industry or employee events; the impact on economic activity and domestic and international trade; and the effect on our partners, merchants and their customers, third-party service providers, customers and supply chains, all of which are uncertain and cannot be predicted. Accordingly, there is a higher level of uncertainty with respect to management’s judgments, assumptions and estimates. Please refer to the section entitled “Risks Relating to Our Business and Industry – The ongoing COVID-19 pandemic, including the resulting global economic uncertainty and measures taken in response to the pandemic, is adversely affecting and is expected to continue to adversely affect our business and future results of operations and financial condition, and this adverse affect could be material” of our AIF, for additional detail on how COVID-19 may impact our future results.
(a)See "Non-IFRS and Other Financial Measures"

Non-IFRS and Other Financial Measures
Our Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board. The information presented in this MD&A includes non-IFRS financial measures, non-IFRS financial ratios and supplementary financial measures, namely Adjusted EBITDA, Organic revenue, Organic revenue growth, Adjusted net income, Adjusted net income per basic share, Adjusted net income per diluted share, Free cash flow, Total volume and eCommerce volume. These measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of our results of operations from our perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. These measures are used to provide investors with additional insight of our operating performance and thus highlight trends in Nuvei’s core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use these non-IFRS and other financial measures in the evaluation of issuers. We also use these measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. We believe these measures are important additional measures of our performance, primarily because they and similar measures are used widely among others in the payment technology industry as a means of evaluating a company’s underlying operating performance.
Non-IFRS Financial Measures
Adjusted EBITDA: We use Adjusted EBITDA as a means to evaluate operating performance, by eliminating the impact of non-operational or non-cash items. Adjusted EBITDA is defined as net income (loss) before finance costs, finance income, depreciation and amortization, income tax expense, acquisition, integration and severance costs, share-based payments and related payroll taxes, loss (gain) on foreign currency exchange, and legal settlement and other.
Organic revenue: We use Organic revenue as a means of evaluating performance. This measure helps provide insight on organic and acquisition-related growth and presents useful information about comparable revenue growth. Organic revenue means revenue excluding the revenue attributable to acquired businesses for a period of 12-months following their acquisition and excluding revenue attributable to divested businesses.
In prior periods, we presented different adjusted revenue non-IFRS measures. As we continue to execute on our acquisition strategy and align with other companies in our industry, we believe that Organic revenue and Organic revenue growth are useful means of evaluating our performance and help provide insight on organic and acquisition-related growth. As our level of acquisitiveness has increased in recent periods, we believe these measures present more useful information about comparable growth in the period.
Adjusted net income: We use Adjusted net income as an indicator of business performance and profitability with our current tax and capital structure. Adjusted net income is defined as net income (loss) before acquisition, integration and severance costs, share-based payments and related payroll taxes, loss (gain) on foreign currency exchange, amortization of acquisition-related intangible assets, and the related income tax expense or recovery for these items. Adjusted net income also excludes change in redemption value of liability-classified common and preferred shares and accelerated amortization of deferred transaction costs and legal settlement and other.
Free cash flow: We use Free cash flow as a supplementary indicator of our operating performance. Free cash flow means, for any period, Adjusted EBITDA less capital expenditures.

Non-IFRS Financial Ratios
Adjusted net income per basic share and per diluted share: We use Adjusted net income per basic share and per diluted share as an indicator of performance and profitability of our business on a per share basis. Adjusted net income per basic share and per diluted share means Adjusted net income less net income attributable to non-controlling interest divided by the basic and diluted weighted average number of common shares outstanding for the period. The number of share-based awards used in the diluted weighted average number of common shares outstanding in the Adjusted net income per diluted share calculation is determined using the treasury stock method as permitted under IFRS.
Organic revenue growth: Organic revenue growth means the year-over-year change in Organic revenue divided by Organic revenue in the prior period. We use Organic revenue growth to assess revenue trends in our business on a comparable basis versus the prior year.
Supplementary Financial Measures
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. Our key performance indicators may be calculated in a manner that differs from similar key performance indicators used by other companies.
Total volume and eCommerce volume: We believe Total volume and eCommerce volume are indicators of performance of our business. Total volume and similar measures are used widely among others in the payments industry as a means of evaluating a company’s performance. We define Total volume as the total dollar value of transactions processed in the period by merchants under contractual agreement with us. eCommerce volume is the portion of Total volume for which the transaction did not occur at a physical location. Total volume and eCommerce volume do not represent revenue earned by us. Total volume includes acquiring volume, where we are in the flow of funds in the settlement transaction cycle, gateway/technology volume, where we provide our gateway/technology services but are not in the flow of funds in the settlement transaction cycle as well as the total dollar value of transactions processed relating to alternative payment methods and payouts. Since our revenue is primarily sales volume and transaction-based, generated from merchants’ daily sales and through various fees for value-added services provided to our merchants, fluctuations in Total volume will generally impact our revenue.

Reconciliation of Adjusted EBITDA and Free cash flow to Net Income (Loss) and cash flow from operating activities
The following table reconciles Adjusted EBITDA and free cash flow to net income (loss) and cash flow from operating activities for the periods indicated:

	Three months ended December 31		Years ended December 31
	2021	2020	2021	2020
(In thousands of U.S. dollars)	$	$	$	$

Cash flow from operating activities	64,972	45,783	266,857	94,752
Adjustments for:
Depreciation of property and equipment	(1,535)	(979)	(5,811)	(5,121)
Amortization of intangible assets	(24,403)	(17,430)	(85,017)	(64,552)
Amortization of contract assets	(595)	(417)	(2,180)	(2,114)
Share-based payments	(32,935)	(3,200)	(53,180)	(10,407)
Net finance costs	(4,451)	(1,237)	(14,020)	(153,664)
Loss (gain) on foreign currency exchange	2,486	(1,029)	513	(18,918)
Impairment on disposal of a subsidiary	—	—	—	(338)
Income tax expense	(7,535)	892	(24,916)	(3,087)
Write-down of inventory to net realizable value	—	(513)	—	(513)
Changes in non-cash working capital items	(6,218)	(4,432)	(21,604)	2,281
Interest paid	4,792	1,495	14,351	43,788
Income taxes paid	17,761	3,644	32,052	14,223
Net income (loss)	12,339	22,577	107,045	(103,670)
Finance cost	5,001	2,494	16,879	159,091
Finance income	(550)	(1,257)	(2,859)	(5,427)
Depreciation and amortization	25,938	18,410	90,828	69,673
Income tax expense (recovery)	7,535	(892)	24,916	3,087
Acquisition, integration and severance costs (a)	8,773	4,673	25,831	9,970
Share-based payments and related payroll taxes(b)	34,674	3,200	54,919	10,407
Loss (gain) on foreign currency exchange	(2,486)	1,029	(513)	18,918
Legal settlement and other (c)	230	1,079	188	933
Adjusted EBITDA	91,454	51,313	317,234	162,982
Acquisition of property and equipment, and intangible assets	(9,642)	(5,572)	(27,169)	(17,843)
Free cash flow	81,812	45,741	290,065	145,139
(a)These expenses relate to:
(i)professional, legal, consulting, accounting and other fees and expenses related to our acquisition activities and financing activities. For the three months and year ended December 31, 2021, those expenses were $4.3 million and $14.7 million respectively ($5.7 million and $10.9 million for the three months and year ended December 31, 2020). These costs are presented in the professional fees line item of selling, general and administrative expenses.
(ii)acquisition-related compensation. For the three months and year ended December 31, 2021, those expenses were $4.5 million and $10.8 million ($0.1 million and $0.8 million for the three months and year ended December 31, 2020). These costs are presented in the employee compensation line item of selling, general and administrative expenses.
(iii)change in deferred purchase consideration for previously acquired businesses. No amount was recognized in 2021. Gains of $1.2 million and $2.5 million were recognized for the three months and year ended December 31, 2020. These amounts are presented in selling, general and administrative expenses.
(iv)severance and integration expenses, which were immaterial for the three months and year ended December 31, 2021 ($0.1 million and $0.7 million for the three months and year ended December 31, 2020). These expenses are presented in selling, general and administrative expenses.
(b)These expenses represent expenses recognized in connection with stock options and other awards issued under share-based plans as well as related payroll taxes that are directly attributable to share-based payments. For the three months and year ended December 31, 2021, the expenses were comprised of non-cash share-based payments of $32.9 million and $53.2 million ($3.2 million and $10.4 million for three months and year ended December 31, 2020), as well as $1.7 million of cash expenses for related payroll taxes (nil in 2020).

(c)This line item primarily represents legal settlements and associated legal costs, as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in selling, general and administrative expenses.
Adjusted EBITDA for the three months and year ended December 31, 2021 was $91.5 million and $317.2 million, respectively, which was above the top end of our previously disclosed financial outlook of $86 to $90 million and $312 to 316 million, primarily due to strong volume and revenue performance.
Reconciliation of Organic Revenue and Organic Revenue Growth to Revenue
The following table reconciles Revenue to Organic revenue and Organic revenue growth for the period indicated:

	Three months ended December 31		Years ended December 31
	2021	2020	2021	2020
(In thousands of U.S. dollars except for percentages)	$	$	$	$

Revenue	211,875	115,907	724,526	376,226
Adjustments for acquired or divested businesses (a)	(32,740)	—	(123,659)	(2,524)
Organic revenue	179,135	115,907	600,867	373,702
Revenue growth	83%		93%
Organic revenue growth	55%		61%
(a) We acquired Smart2Pay Technology & Services B.V on November 2, 2020, Base Commerce on January 1, 2021, Mazooma on August 3, 2021, and Simplex and Paymentez on September 1, 2021. In May 2020, we disposed of CreditGuard.

Reconciliation of Adjusted Net Income and Adjusted net income per basic share and per diluted share to Net Income (Loss)
The following table reconciles Adjusted net income to net income (loss) for the periods indicated:

	Three months ended December 31		Years ended December 31
(In thousands of U.S. dollars except for share and per share amounts)	2021	2020	2021	2020
	$	$	$	$

Net income (loss)	12,339	22,577	107,045	(103,670)
Change in redemption value of liability-classified common and preferred shares (a)	—	—	—	76,438
Accelerated amortization of deferred transaction costs	—	—	—	24,491
Amortization of acquisition-related intangible assets (b)	22,828	16,008	78,979	59,219
Acquisition, integration and severance costs (c)	8,773	4,673	25,831	9,970
Share-based payments and related payroll taxes(d)	34,674	3,200	54,919	10,407
Loss (gain) on foreign currency exchange	(2,486)	1,029	(513)	18,918
Legal settlement and other (e)	230	1,079	188	933
Adjustments	64,019	25,989	159,404	200,376
Income tax expense related to adjustments (f)	(5,784)	(2,074)	(17,867)	(7,720)
Adjusted net income	70,574	46,492	248,582	88,986
Net income attributable to non-controlling interest	(1,531)	(851)	(4,752)	(2,560)
Adjusted net income attributable to the common shareholders of the Company	69,043	45,641	243,830	86,426

Weighted average number of common shares outstanding
Basic	142,698,569	135,837,128	139,729,116	98,681,060
Diluted	147,640,841	139,929,183	144,441,502	101,576,193
Adjusted net income per share attributable to common shareholders of the Company (g)
Basic	0.48	0.34	1.75	0.88
Diluted	0.47	0.33	1.69	0.85
(a)This line item represents change in redemption value related to shares classified as liabilities prior to our TSX listing. As part of the TSX listing, such shares were converted into equity as Subordinate Voting Shares. These expenses are included in finance costs.
(b)This line item relates to amortization expense taken on intangible assets created from the purchase price adjustment process on acquired companies and businesses and resulting from a change in control of the Company.
(c)These expenses relate to:
(i)professional, legal, consulting, accounting and other fees and expenses related to our acquisition activities and financing activities. For the three months and year ended December 31, 2021, those expenses were $4.3 million and $14.7 million respectively ($5.7 million and $10.9 million for the three months and year ended December 31, 2020). These costs are presented in the professional fees line item of selling, general and administrative expenses.
(ii)acquisition-related compensation. For the three months and year ended December 31, 2021, those expenses were $4.5 million and $10.8 million ($0.1 million and $0.8 million for the three months and year ended December 31, 2020). These costs are presented in the employee compensation line item of selling, general and administrative expenses.
(iii)change in deferred purchase consideration for previously acquired businesses. No amount was recognized in 2021. Gains of $1.2 million and $2.5 million were recognized for the three months and year ended December 31, 2020. These amounts are presented in selling, general and administrative expenses.
(iv)severance and integration expenses, which were immaterial for the three months and year ended December 31, 2021 ($0.1 million and $0.7 million for the three months and year ended December 31, 2020). These expenses are presented in selling, general and administrative expenses.
(d)These expenses represent expenses recognized in connection with stock options and other awards issued under share-based plans as well as related payroll taxes that are directly attributable to share-based payments. For the three months and year ended December 31, 2021, the expenses were comprised of non-cash share-based payments of $32.9 million and $53.2 million ($3.2 million and $10.4 million for three months and year ended December 31, 2020), as well as $1.7 million of cash expenses for related payroll taxes (nil in 2020).
(e)This line item primarily represents legal settlements and associated legal costs, as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in selling, general and administrative expenses.
(f)This line item reflects income tax expense on taxable adjustments using the tax rate of the applicable jurisdiction.
(g)The number of share-based awards used in the diluted weighted average number of common shares outstanding in the Adjusted net income per diluted share calculation is determined using the treasury stock method as permitted under IFRS.

Summary of Factors Affecting Our Performance
We believe that the growth and future success of our business depends on many factors, including those described below. While each of these factors presents significant opportunities for our business, they also pose important challenges, some of which are discussed below as well as in the section entitled “Risks Relating to Our Business and Industry” of our AIF, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Growing with our Existing Customers. Our success is directly correlated with our customers’ success. We focus on the high-growth eCommerce and mobile markets and intend to grow alongside our existing customers as they grow their business and expand into new markets within selected high-growth end-markets, including online retail, online marketplaces, digital goods and services, regulated online gaming, social gaming, financial services and travel. eCommerce and mobile commerce customers represent the majority of our total volume, which accounted for 86% of our total volume in the twelve months ended December 31, 2021. Key characteristics of these verticals are inherent growth, longevity and propensity to operate globally.
In addition, our existing customers represent a significant opportunity for us to cross-sell and up-sell products and services with limited incremental sales and marketing expenses. As our customers increase their business volume, we can offer more solutions from our Native Commerce Platform. Our future revenue growth and achieving and maintaining profitability is dependent upon our ability to maintain existing customer relationships and to continue to expand our customers’ use of our comprehensive suite of solutions.
Acquiring New Customers. Our future revenue growth will also largely depend upon the effectiveness of our sales and marketing efforts. We have significant sales and marketing experience in capturing and serving SMBs in North America and large enterprises in Europe. We intend to leverage this experience and enable customer base expansion by targeting large enterprises in North America, with a focus in the eCommerce and mobile commerce channels. Key to our success in achieving customer base expansion is continued investment in our direct sales team and further leveraging our broad and diversified network of distribution partners.
Expanding in Regions Internationally. We plan to expand and deepen our footprint in geographies where we have an emerging presence today, such as Asia Pacific and Latin America. Our expansion has also been driven by the needs of our customers. For each new country where we seek to expand, we focus on understanding the needs of the local market and invest to develop relationships, while gaining an appreciation for the appropriate local regulatory and compliance frameworks. We believe this will help our growth strategy in achieving global presence and connectivity across all targeted markets.
Investing in our Technology and Product Portfolio. We believe our technology-first culture enables us to enhance our offerings to remain at the forefront of payments innovation. Specifically, our Native Commerce Platform enables us to deliver comprehensive payments and technology solutions to power a convenient and secure transaction experience for our customers and their customers. Further investment in this platform is necessary to expand and keep our portfolio of services to our customers technologically current. Close collaboration with our customers through ongoing communication and feedback loops is also key, as it enables a better design and delivery of solutions that meet their specific and evolving needs.
Maintaining and Adding to our Acquiring Bank Relationships. We have built strong relationships with acquiring banks in North America. The maintenance and/or expansion of these relationships and strong collaboration on maintaining adequate procedures in monitoring the risk profile of our customer base will be a key enabler in the pursuit of our growth strategies.
Adapting to Regulatory Changes. The nature of our product and services offerings necessitates that we adhere to strict regulatory regimes in the countries where we operate. Our operational teams are fully versed in the varying regulatory requirements. As regulations change or as we enter new markets with different regulatory requirements, we will continue to upskill and modify, our compliance capabilities as appropriate, such as our customer underwriting, risk management, know your customer and anti-money laundering capabilities, in as seamless as possible a manner to minimize disruption to our customers’ businesses.

Successfully Executing on Recent and Future Acquisitions. We intend to augment our capabilities and organic growth with strategic and tactical acquisitions. Critical to our success is continuing to be highly disciplined in integrating recent acquisitions, such as the Base Commerce, Mazooma, Simplex and Paymentez acquisitions, as well as future acquisitions into our Company in a manner that allows us to fulfill the potential that these acquisitions bring.
Key Components of Results of Operations
Revenue
Merchant Transaction and Processing Services. Revenues from our merchant transaction and processing services are derived primarily from eCommerce payment processing services, and stems from relationships with individual merchants. Additionally, transaction and processing services revenues stem from contracts with financial institutions and other merchant acquirers, the terms of which generally range from three to five years. The contracts stipulate the types of services and set forth how fees will be incurred and calculated. Merchant transaction and processing services revenues are generated from processing electronic payment transactions for merchants.
Our transaction and processing services revenues are primarily comprised of (a) fees calculated based on a percentage of the monetary value of transactions processed; (b) fees calculated based on the number of transactions processed; (c) service fees; or (d) some combination thereof that are associated with transaction and processing services.
We present revenue net of the interchange fees charged by the card issuing financial institutions and the fees charged by the payment networks when it is determined that we are acting as an agent and do not have the ability to direct the use of and obtain substantially all of the benefits of these services.
Other Revenue. We may sell hardware (“point-of-sale equipment”) as part of our contracts with customers. Hardware consists of terminals or gateway devices. We do not manufacture hardware but purchase hardware from third party vendors and hold the hardware in inventory until purchased by a customer.
For more information on our revenue recognition policies, refer to Note 3 of the Consolidated Financial Statements.
Cost of Revenue
Processing Costs. Processing costs consist of fees paid to processing suppliers. When we are the primary obligor providing payment processing services, we record processing fees paid to processing suppliers as a cost of revenue. If we are not the primary obligor providing payment processing services, processing fees are netted from the revenue recorded for such transaction and we do not record separate processing fees as a cost of revenue. Processing costs also include losses resulting from our transaction guarantee solutions.
Costs of Goods Sold. Costs of goods sold consist primarily of costs associated with selling point-of-sale equipment, such as the cost of acquiring the equipment, including purchase price, expenses associated with a third-party fulfillment company, shipping, handling and inventory adjustments.
Selling, General and Administrative Expenses
Our selling, general and administrative expenses primarily represent the amounts associated with (i) commissions, (ii) depreciation and amortization, and (iii) employee compensation.
Commissions. Commissions are comprised of incentives paid to third party agents for referring merchants.
Depreciation. Depreciation consists of depreciation of property and equipment, primarily point-of-sale equipment, office and computer equipment, furniture and fixtures, leasehold improvements and right of use assets over buildings. We calculate depreciation using the straight-line method over the useful life of the relevant asset or over the remaining lease term, as applicable.

Amortization. Amortization consists primarily of amortization of intangible assets, which consist of internally generated and externally purchased software that is used in providing processing services to customers. It also includes trademarks, technologies and partner and merchant relationships that are acquired by the Company. These intangible assets are amortized on a straight-line basis over the course of the relevant asset’s useful life.
Employee Compensation. Employee compensation consists of salaries and benefits (excluding share-based payments which is disclosed separately) earned by our employees. Employee compensation includes costs related to the various functions of the Company, including technology, sales and marketing, operations, as well as various business support functions.
Selling, general and administrative expenses also consist of transaction losses, professional fees, share-based payments, contingent consideration adjustments and other expenses.
We anticipate increases in general and administrative expenses as we invest in our sales force and incur the costs of compliance associated with being a dual-listed public company, including increased accounting and legal expenses. Please refer to the section entitled “Risks Relating to Regulation” of our AIF.
Net Finance Costs
Net finance costs primarily represent amounts associated with:
Interest on Loans and Borrowings. Interest expense consists primarily of interest incurred on (i) term loans outstanding under the credit facilities and (ii) unsecured convertible debenture issued by the Company to certain of its shareholders as part of the SafeCharge acquisition, which was partially redeemed in December 2019 and the remainder converted into shares or redeemed with the TSX listing proceeds in 2020.
Interest Income on Advances to Third Parties. Commencing in the year ended December 31, 2018, we issued advances to a third-party independent sales organization. Under the agreements with the third-party independent sales organization, we acquired the rights to cash flows from a portfolio of merchant contracts. The agreements provide for minimum guaranteed payments for the first three years. After the first three years, the portfolio of merchants is fixed, and the cash flows are no longer guaranteed at which point the receipts flow through the consolidated statement of profit or loss.
Loss (gain) on Foreign Currency Exchange
Loss (gain) on foreign currency exchange results from monetary items that are held by the Company or its subsidiaries in a currency different than its functional currency. These items are translated into the functional currency using the exchange rates prevailing at the date of the transactions or when the items are re-measured at the end of the reporting period. The resulting gains and losses subsequently being recognized are recorded in loss (gain) on foreign currency exchange.
Income Tax Expense
Income tax expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income (loss).

Results of Operations
The following table outlines our consolidated profit or loss and comprehensive income or loss information for the three months and years ended December 31, 2021 and 2020:

	Three months ended December 31		Years ended December 31
(In thousands of U.S. dollars except for share and per share amounts)	2021	2020	2021	2020
	$	$	$	$

Revenue	211,875	115,907	724,526	376,226
Cost of revenue	49,115	23,519	147,755	69,255
Gross profit	162,760	92,388	576,771	306,971

Selling, general and administrative expenses	140,921	68,437	431,303	234,972
Operating profit	21,839	23,951	145,468	71,999

Finance income	(550)	(1,257)	(2,859)	(5,427)
Finance costs	5,001	2,494	16,879	159,091

Net finance costs	4,451	1,237	14,020	153,664
Loss (gain) on foreign currency exchange	(2,486)	1,029	(513)	18,918

Income (loss) before income tax	19,874	21,685	131,961	(100,583)
Income tax expense (recovery)	7,535	(892)	24,916	3,087
Net income (loss)	12,339	22,577	107,045	(103,670)

Other comprehensive income (loss)
Foreign operations – foreign currency translation differences	(10,920)	18,394	(31,031)	32,855
Comprehensive income (loss)	1,419	40,971	76,014	(70,815)

Net income (loss) attributable to:
Common shareholders of the Company	10,808	21,726	102,293	(106,230)
Non-controlling interest	1,531	851	4,752	2,560
	12,339	22,577	107,045	(103,670)

Weighted average number of common shares outstanding (a)
Basic	142,698,569	135,837,128	139,729,116	98,681,060
Diluted	147,640,841	139,929,183	144,441,502	98,681,060
Net income (loss) per share attributable to common shareholders of the Company
Basic	0.08	0.16	0.73	(1.08)
Diluted	0.07	0.16	0.71	(1.08)
(a)The weighted average number of common shares outstanding prior to the TSX listing has been adjusted to take into consideration the Reorganization discussed in Note 14 of the Consolidated Financial Statements.

The following table summarizes our revenue by geography based on the billing location of the merchant for the three months and years ended December 31, 2021 and 2020.

	Three months ended December 31		Change		Years ended December 31		Change
(In thousands of U.S. dollars, except for percentages)	2021	2020			2021	2020
	$	$	$	%	$	$	$	%
Revenue
North America	76,229	52,001	24,228	47%	301,257	183,803	117,454	64%
Europe, Middle East and Africa	127,856	58,884	68,972	117%	394,758	176,771	217,987	123%
Latin America	6,404	3,315	3,089	93%	22,841	10,771	12,070	112%
Asia Pacific	1,386	1,707	(321)	(19)%	5,670	4,881	789	16%
	211,875	115,907	95,968	83%	724,526	376,226	348,300	93%
Results of Operations for the Three Months Ended December 31, 2021 and 2020
Revenue

	Three months ended December 31		Change
(In thousands of U.S. dollars, except for percentages)	2021	2020
	$	$	$	%
Revenue	211,875	115,907	95,968	83
For the three months ended December 31, 2021, revenue increased by $96.0 million or 83% as compared to the three months ended December 31, 2020. The increase in revenue is primarily due to organic growth mainly driven by higher eCommerce volume, as well as, to a lesser extent, by our acquisitions. For the three months ended December 31, 2021, organic revenue growth was 55%. See "Non-IFRS and Other Financial Measures". Revenue in the three months ended December 31, 2021 was also higher than the top end of the previously disclosed financial outlook of $204 to $210 million, mainly due to a better than anticipated volume mix.
Total volume increased to $31.5 billion for the three months ended December 31, 2021 from $13.9 billion in the three months ended December 31, 2020, an increase of $17.6 billion or 127%. Total volume in the three months ended December 31, 2021 was higher than the top end of the previously disclosed financial outlook of $25.5 to $26.5 billion, in part due to certain recent large wins in the government and charitable services sectors which also tend to have higher volume in the fourth quarter.
Cost of Revenue

(In thousands of U.S. dollars, except for percentages)	Three months ended December 31		Change
	2021	2020	$	%
Cost of revenue	$49,115	$23,519	25,596	109
As a percentage of revenue	23.2%	20.3%
For the three months ended December 31, 2021, cost of revenue increased by $25.6 million or 109% as compared to the three months ended December 31, 2020 primarily due to the increase in processing costs.
The increase in processing costs is primarily driven by organic growth in Total volume and the inclusion of acquired businesses. Cost of revenue as a percentage of revenue increased from 20.3% for the three months ended December 31, 2020 to 23.2% for the three months ended December 31, 2021 mainly due to Smart2Pay and Simplex having a higher cost of revenue than Nuvei's operations due to costs associated with their merchant servicing model.

Selling, General and Administrative Expenses

	Three months ended December 31		Change
(In thousands of U.S. dollars, except for percentages)	2021	2020
	$	$	$	%
Selling, general and administrative expenses
Commissions	28,423	18,103	10,320	57
Depreciation and amortization	25,938	18,410	7,528	41
Employee compensation	35,164	14,662	20,502	140
Professional fees	8,036	8,054	(18)	—
Share-based payments	32,935	3,200	29,735	n.m.
Other	10,425	6,008	4,417	74
	140,921	68,437	72,484	106
For the three months ended December 31, 2021, selling, general and administrative expenses increased by $72.5 million or 106% as compared to the three months ended December 31, 2020 primarily due to the following:
Commissions. During the three months ended December 31, 2021, commission expense increased by $10.3 million or 57% as compared to the three months ended December 31, 2020. The increase was primarily due to the acquisition of Base Commerce in January 2021, as well as the increase in commission-based volume and revenue from organic growth.
Depreciation and Amortization. Depreciation of property and equipment expenses and amortization of intangible assets for the three months ended December 31, 2021 increased by $7.5 million or 41% as compared to the three months ended December 31, 2020. The increase was primarily due to a higher amortization of technologies as well as partner and merchant relationships intangible assets related to the Company's acquisitions.
Employee Compensation. During the three months ended December 31, 2021, employee compensation increased by $20.5 million or 140% as compared to the three months ended December 31, 2020. The employee compensation includes costs related to the various functions of the Company, including technology, sales and marketing, human resources, and administration. The increase year-over-year mainly reflects higher headcount, both from organic and acquisition growth, including those in direct sales and account management to drive future growth and execute on our strategy. Our acquisitions also resulted in an increase in headcount, employee compensation and acquisition-related compensation. In 2021, and as part of the acquisitions, we entered into compensation arrangements for retention and future services which led to the recognition of $4.5 million of expenses during the three months ended December 31, 2021. Employee compensation also increased due to payroll taxes related to the exercise of stock options.
Professional Fees. For the three months ended December 31, 2021, professional fees were relatively unchanged compared to the three months ended December 31, 2020.
Share-based Payments. For the three months ended December 31, 2021, share-based payments increased by $29.7 million as compared to the three months ended December 31, 2020. This was primarily due to awards to employees who joined the Company relating to acquisitions completed during the third quarter and other employee grants.
Other. For the three months ended December 31, 2021, other expenses increased by $4.4 million compared to the three months ended December 31, 2020, The increase is mostly due to higher information technology expenses and directors and officers ("D&O") insurance expenses.

Net Finance Costs

	Three months ended December 31		Change
(In thousands of U.S. dollars, except for percentages)	2021	2020
	$	$	$	%
Finance income
Interest on advances to third parties and interest income	(550)	(1,257)	707	56
Finance costs
Interest on loans and borrowings	4,920	2,091	2,829	135
Other	81	403	(322)	(80)
Net finance costs	4,451	1,237	3,214	260
During the three months ended December 31, 2021, net finance costs increased by $3.2 million as compared to the three months ended December 31, 2020. The increase was primarily due to the following items:
Interest on Loans and Borrowings. The increase of $2.8 million was mainly due to higher debt balance resulting from new financing related to 2021 business acquisitions.
Loss (gain) on Foreign Currency Exchange

	Three months ended December 31		Change
(In thousands of U.S. dollars, except for percentages)	2021	2020
	$	$	$	%
Loss (gain) on foreign currency exchange	(2,486)	1,029	(3,515)	n.m.
Gain on foreign currency exchange for the three months ended December 31, 2021 was $2.5 million compared to a loss of $1.0 million for the three months ended December 31, 2020. This was mainly due to currency exposure related to U.S. denominated debt and cash held in our Canadian subsidiary.
Income Taxes

	Three months ended December 31		Change
(In thousands of U.S. dollars, except for percentages)	2021	2020
	$	$	$	%
Income tax expense	7,535	(892)	8,427	n.m.
Income tax expense for the three months ended December 31, 2021 was $7.5 million on income before income tax of $19.9 million, representing an effective tax rate of 37.9% for the period. This effective tax rate above the statutory tax rate is mainly due to share-based payments of $32.9 million recognized in the three months ended December 31, 2021 that are non-deductible for tax purposes in certain jurisdictions.

Results of Operations for the Years Ended December 31, 2021 and 2020
Revenue

	Years ended December 31		Change
(In thousands of U.S. dollars, except for percentages)	2021	2020
	$	$	$	%
Revenue	724,526	376,226	348,300	93%
For the year ended December 31, 2021, revenue increased by $348.3 million or 93% as compared to the year ended December 31, 2020. The increase in revenue was primarily due to organic growth mainly driven by higher eCommerce volume as well as growth in card present volume due to a more favorable operating environment in 2021 compared to 2020 where physical store activity was adversely impacted by the COVID-19 related lockdowns. For the year ended December 31, 2021, Organic revenue growth was 61%. See "Non-IFRS and Other Financial Measures". Our 2021 acquisitions and full year inclusion of Smart2Pay revenue also contributed to the increase.
Total volume increased from $43.2 billion for the year ended December 31, 2020 to $95.6 billion in the year ended December 31, 2021, an increase of $52.4 billion or 121%.
Cost of Revenue

(In thousands of U.S. dollars, except for percentages)	Years ended December 31		Change
	2021	2020
Cost of revenue	147,755	$69,255 $	78,500	$113%
As a percentage of revenue	20.4%	18.4%
For the year ended December 31, 2021, cost of revenue increased by $78.5 million or 113% as compared to the year ended December 31, 2020 due to an increase of $79.2 million in processing costs and partly offset by a decrease in cost of goods sold of $0.7 million.
The increase in processing costs is mainly driven by organic growth in Total volume and the full year inclusion of Smart2Pay cost of revenue as well as businesses acquired in 2021. Cost of revenue as a percentage of revenue increased from 18.4% for the year ended December 31, 2020 to 20.4% for the year ended December 31, 2021 mainly due to Smart2Pay having a higher cost of revenue compared to Nuvei’s operations due to costs associated with its merchant servicing model.
Selling, General and Administrative Expenses

	Years ended December 31		Change
(In thousands of U.S. dollars, except for percentages)	2021	2020
	$	$	$	%
Selling, general and administrative expenses
Commissions	125,531	67,410	58,121	86
Depreciation and amortization	90,828	69,673	21,155	30
Employee compensation	109,798	57,509	52,289	91
Professional fees	24,532	15,493	9,039	58
Share-based payments	53,180	10,407	42,773	411
Other	27,434	14,480	12,954	89
	431,303	234,972	196,331	84

For the year ended December 31, 2021, selling, general and administrative expenses increased by $196.3 million or 84% as compared to the year ended December 31, 2020 primarily due to the following:
Commissions. During the year ended December 31, 2021, commission expense increased by $58.1 million or 86% as compared to the year ended December 31, 2020. The increase was due to the acquisition of Base Commerce in January 2021 as well as the increase in commission-based volume and revenue from organic growth.
Depreciation and Amortization. Depreciation of property and equipment expenses and amortization of intangible assets for the year ended December 31, 2021 increased by $21.2 million or 30% as compared to the year ended December 31, 2020. The increase was primarily due to a higher amortization of technologies as well as partner and merchant relationships intangible assets related to our 2020 and 2021 acquisitions.
Employee Compensation. During the year ended December 31, 2021, employee compensation increased by $52.3 million or 91% as compared to the year ended December 31, 2020. Employee compensation includes costs related to the various functions of the Company, including technology, sales and marketing, human resources, and administration.The increase mainly reflects higher headcount, including investments in direct sales and account management to drive future growth and execute on our strategy. The inclusion of acquired businesses also resulted in an increase in headcount, employee compensation and acquisition-related compensation. In 2021, and as part of the acquisitions, we entered into compensation arrangements for retention and future services which led to the recognition of a $10.8 million expense for the year ended December 31, 2021.
Professional Fees. For the year ended December 31, 2021, professional fees increased by $9.0 million or 58% as compared to the year ended December 31, 2020. The increase was primarily due to acquisition activities, including costs related to the acquisition and integration of businesses acquired in 2021.
Share-based Payments. For the year ended December 31, 2021, share-based payments increased by $42.8 million as compared to the year ended December 31, 2020. This was primarily due to awards to employees who joined the Company relating to acquisitions completed during the third quarter and other employee grants. This was also driven by options, restricted share units and performance share units granted in 2021 and the full year impact of the options granted under the Company's omnibus incentive plan ("Omnibus plan") concurrently with the TSX listing.
Other. For the year ended December 31, 2021, other expenses increased by $13.0 million compared to the year ended December 31, 2020 primarily due to an increase in information technology and D&O insurance expenses in 2021. A $2.5 million favorable adjustment to contingent consideration was also recorded in the comparative period.
Net Finance Costs

	Years ended December 31		Change
(In thousands of U.S. dollars, except for percentages)	2021	2020
	$	$	$	%
Finance income
Interest on advances to third parties	(2,859)	(5,427)	2,568	47
Finance costs
Interest on loans and borrowings and unsecured debentures	16,380	57,527	(41,147)	(72)
Change in redemption amount of shares	—	76,438	(76,438)	(100)
Loss on debt modification or early repayment	—	24,491	(24,491)	(100)
Other	499	635	(136)	(21)
Net finance costs	14,020	153,664	(139,644)	(91)
During the year ended December 31, 2021, net finance costs decreased by $139.6 million as compared to the year ended December 31, 2020. The decrease was primarily due to the following items:

Interest on Loans and Borrowings and Unsecured Debentures. The decrease of $41.1 million was mainly due to a decrease of $25.6 million in interest expense on loans and borrowings and $15.5 million on unsecured debentures. This was due to the accelerated repayment of loans and borrowings and unsecured debentures in September 2020 following the TSX listing as well as lower interest rates negotiated under the amended and restated credit facilities.
Change in Redemption Amount of Shares. The decrease of $76.4 million was primarily due to the revaluation of liability classified Class A common shares in 2020. As part of the TSX listing, such shares were converted into equity as Subordinate Voting Shares. Refer to note 14 of the Consolidated Financial Statements for more information.
Loss on debt modification or early repayment. Accelerated amortization of deferred financing fees was recorded in the prior period as a result of the early repayment of the loans and borrowings following the TSX listing in 2020.
Loss (Gain) on Foreign Currency Exchange

	Years ended December 31		Change
(In thousands of U.S. dollars, except for percentages)	2021	2020
	$	$	$	%
Loss (gain) on foreign currency exchange	(513)	18,918	(19,431)	n.m.
Gain on foreign currency exchange for the year ended December 31, 2021 was $0.5 million compared to a loss of $18.9 million for the year ended December 31, 2020. This was mainly due to lower foreign currency exposure following the September 2020 accelerated repayment of our U.S. denominated debt held in our Canadian subsidiary.
Income Taxes

	Years ended December 31		Change
(In thousands of U.S. dollars, except for percentages)	2021	2020
	$	$	$	%
Income tax expense	24,916	3,087	21,829	n.m.
Income tax expense for the year ended December 31, 2021 was $24.9 million on income before income tax of $132.0 million, representing an effective tax rate of 18.9% for the period.

Selected Annual Information

(In thousands of U.S. dollars, except for per share amounts)	As at and for the years ended December 31,
	2021	2020	2019
	$	$	$
Revenue	724,526	376,226	245,816
Net income (loss)	107,045	(103,670)	(69,465)
Net income (loss) per basic share attributable to common shareholders of the Company (a)	0.73	(1.08)	(1.15)
Net income (loss) per diluted share attributable to common shareholders of the Company (a)	0.71	(1.08)	(1.15)
Total assets	3,455,470	2,247,769	1,558,772
Total non-current liabilities	576,855	264,490	849,039
a)The weighted average number of common shares outstanding prior to the TSX listing has been adjusted to take into consideration the Reorganization discussed in Note 14 of the Consolidated Financial Statements.
Year ended December 31, 2021 compared to Year ended December 31, 2020
Revenue
See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations” for a more detailed discussion of the 2021-2020 year-over-year changes in revenue and net income (loss).
Total Assets
Total assets increased by $1,207.7 million or 54% from December 31, 2020 to December 31, 2021. The increase can be explained primarily by the increase of $567.9 million in cash stemming from proceeds of the Nasdaq listing and cash flow from operating activities. The increase of $277.5 million in segregated funds, which was mainly driven by Total volume growth and 2021 acquisitions, as well as the increase of $156.9 million in goodwill and intangible assets mainly due to the 2021 acquisitions, also contributed to the increase in total assets.
Segregated funds represent amounts held in segregated bank accounts, which are held on behalf of merchants where the Company is in the flow of funds in the settlement transaction cycle. A corresponding liability (due to merchants) is recognized for the amounts to be settled to merchants. The segregated bank accounts are held with our banks and are segregated from operating funds. Both the segregated funds and the amounts due to merchants are derecognized when the funds are settled to the merchant.
Total Non-Current Liabilities
Total non-current liabilities increased by $312.4 million or 118% from December 31, 2020 to December 31, 2021. This is primarily due to the borrowing of $300 million under the amended term loan facility on June 18, 2021 to fund a portion of the Mazooma, Simplex and Paymentez acquisitions in the third quarter of 2021.
Year ended December 31, 2020 compared to Year ended December 31, 2019
Revenue
For the year ended December 31, 2020, revenue increased by $130.4 million or 53% as compared to the year ended December 31, 2019. The increase is driven by acquisition growth (SafeCharge acquisition in August 2019 and Smart2Pay in November 2020) as well as organic growth.
Total volume increased from $24.6 billion in the year ended December 31, 2019 to $43.2 billion in the year ended December 31, 2020, an increase of $18.6 billion or 76%.

Total Assets
Total assets increased by $689.0 million from December 31, 2019 to December 31, 2020. The increase can be explained primarily by the increase of $242.8 million in segregated funds related to higher Total volume, timing and the inclusion of Smart2Pay, the increase of $317.2 million in goodwill and intangible assets related to the Smart2Pay acquisition, and the increase of $120.7 million in cash.
Total Non-Current Liabilities
Total non-current liabilities decreased by $584.5 million from December 31, 2019 to December 31, 2020. This is primarily due to a decrease of $509.4 million in loans and borrowings, and a decrease of $109 million in unsecured convertible debentures. In connection with the TSX listing, we made an early repayment of the loans and borrowings principal of $615.6 million and debenture principal of $93.4 million. In the three months ended December 31, 2020, we modified our amended and restated credit facility to add term loans of $110 million to finance in part the acquisition of Smart2Pay and Base Commerce.
Summary of Quarterly Results and Trend Analysis

(In thousands of U.S. dollars except for per share amounts)	Three months ended
	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,
	2021	2021	2021	2021	2020	2020	2020	2020
	$	$	$	$	$	$	$	$
Revenue	211,875	183,932	178,239	150,480	115,907	93,755	83,325	83,239
Cost of revenue	49,115	38,332	33,124	27,184	23,519	17,007	13,561	15,168
Gross profit	162,760	145,600	145,115	123,296	92,388	76,748	69,764	68,071

Selling, general and administrative expenses	140,921	106,076	95,870	88,436	68,437	60,776	50,893	54,866
Operating profit	21,839	39,524	49,245	34,860	23,951	15,972	18,871	13,205

Finance income	(550)	(538)	(912)	(859)	(1,257)	(1,375)	(1,449)	(1,346)
Finance costs	5,001	5,131	3,432	3,315	2,494	101,255	24,083	31,259

Net finance costs	4,451	4,593	2,520	2,456	1,237	99,880	22,634	29,913
Loss (gain) on foreign currency exchange	(2,486)	727	1,691	(445)	1,029	(9,544)	(18,286)	45,719

Income (loss) before income tax	19,874	34,204	45,034	32,849	21,685	(74,364)	14,523	(62,427)
Income tax expense (recovery)	7,535	6,202	6,120	5,059	(892)	3,505	558	(84)
Net income (loss)	12,339	28,002	38,914	27,790	22,577	(77,869)	13,965	(62,343)

Net income (loss) per share attributable to common shareholders of the Company
Basic	0.08	0.19	0.27	0.19	0.16	(0.88)	0.16	(0.74)
Diluted	0.07	0.19	0.26	0.19	0.16	(0.88)	0.15	(0.74)
Adjusted EBITDA (a)	91,454	80,943	79,375	65,462	51,313	40,991	37,390	33,288
Adjusted net income (a)	70,574	62,341	64,506	51,161	46,492	16,455	16,259	9,780

Adjusted net income per share attributable to common shareholders of the Company (a)
Basic	0.48	0.44	0.46	0.36	0.34	0.18	0.18	0.11
Diluted	0.47	0.42	0.44	0.35	0.33	0.17	0.18	0.11
(a)These amounts are non-IFRS measures. See “Non-IFRS and Other Financial Measures” section.
Quarterly Trend Analysis
The quarterly increase in revenue and cost of revenue was primarily due to Total volume organic growth as well as from acquisitions (Smart2Pay in November 2020, Base Commerce in January 2021, Mazooma in August 2021, Simplex and Paymentez in September 2021).

The quarterly increase in selling, general and administrative expenses is primarily due to organic growth, acquisitions, as well as higher share-based payments due to the accelerated vesting of the Legacy Option Plan stock options and options granted under the Omnibus Plan as part of the Company’s TSX listing in September 2020, as well as options, PSUs and RSUs granted in 2021.

The decrease in operating profit and net income in the three months ended December 31, 2021 was mainly driven by the increase in share-based compensation expense, primarily due to awards to employees who joined the Company relating to acquisitions completed during the year and other employee grants, as well as higher acquisition and integration costs resulting from the completion of three acquisitions during the third quarter of 2021 as we continued to execute on our acquisition strategy. Higher expenses were partially offset by the increase in gross profit during the same period.
Liquidity and Capital Resources
Overview
Our financial condition and liquidity are and will continue to be influenced by a variety of factors, including:
•Our ability to generate cash flows from our operations;
•The level of our outstanding indebtedness and the interest we are obligated to pay on this indebtedness; and
•Our capital expenditure requirements.
The general objectives of our capital management strategy are to ensure sufficient liquidity to pursue our organic growth strategy and undertake selective acquisitions, while maintaining a strong credit profile and a capital structure that maintains total leverage ratio within the limits set in the credit facilities.
Our primary source of liquidity is cash from operations, debt and equity financing. Our principal liquidity needs include investment in our selective acquisitions and product and technology, as well as operations, selling and general and administrative expenses and debt service.
Our capital is composed of net debt and shareholders’ equity. Net debt consists of interest-bearing debt less cash. Our use of capital is to finance business acquisitions, working capital requirements and capital expenditures. we fund those requirements out of our internally generated cash flows and funds drawn from our long-term credit facilities or via equity financings.
The primary measure we use to monitor our financial leverage is our total leverage ratio, defined as the ratio of consolidated net debt outstanding, calculated as long-term debt less unrestricted cash, to consolidated adjusted EBITDA, calculated in accordance with the terms of the credit agreement for our credit facility. Under our credit facility, we must maintain a total leverage ratio of less than or equal to 7.5 : 1.00 for the current period, with the ratio decreasing year over year every October 1st, until it reaches 6.50 : 1.00 for the period after September 30, 2023. As at December 31, 2021, the Company was in compliance with this requirement.
We believe that the Company's available cash, cash flows generated from operations, loans and borrowings will be sufficient to meet the our projected operating and capital expenditure requirements for at least the next 12 months.
Credit Facilities and 2021 Financing Activities
On June 18, 2021, we renegotiated the terms of our credit facility to reduce the interest rate and increase the total financing capacity available under that facility from $212 million to $512 million in the form of term loans and from $100 million to $350 million in the form of a revolving facility. Outstanding principal of the term loan will be payable quarterly at an annual rate of 1.00% and the remaining balance will be payable at maturity which remained unchanged at September 28, 2025. The maturity of the revolving facility was extended by one year to September 28, 2024. There was no change to the guarantees and covenants of the credit facility arrangement. Concurrently with the execution of the amended agreement, we borrowed $300 million under the amended term loan facility to fund a portion of the Mazooma, Simplex and Paymentez acquisitions.

On September 28, 2021 we renegotiated the terms of our credit facility to increase the total financing capacity available under the revolving credit facility from $350 million to $385 million. In addition to the cash balances, as at December 31, 2021, this revolving credit facility was unused and available to be drawn to meet ongoing working capital requirements.
As at December 31, 2021 we had letters of credit issued totaling $46.1 million ($30.1 million as at December 31, 2020 ).
Base Shelf Prospectus
On December 7, 2020, we filed a short form base shelf prospectus with the securities regulatory authorities in each of the provinces and territories of Canada. The base shelf prospectus allowed us and certain of our security holders to qualify the distribution by way of prospectus in Canada, and the U.S., of up to $850 million of Subordinate Voting Shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, during the 25-month period that the base shelf prospectus is effective. On May 20, 2021, we amended our short form base shelf prospectus to increase the aggregate amount available under the base shelf prospectus from $850 million to $1,800 million. On October 4, 2021, we filed a Form F-10 to allow for sales of Subordinate Voting Shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, into the United States. The amount available under the base shelf prospectus has been decreased by the amount of the transactions described below.
On March 24, 2021, we closed a secondary offering on a bought deal basis by funds managed by Novacap Management Inc., Whiskey Papa Fox Inc. (a holding company controlled by Philip Fayer, our Founder, Chair and Chief Executive Officer), CDP Investissements Inc., (a wholly-owned subsidiary of Caisse de dépôt et placement du Québec), and David Schwartz, our Chief Financial Officer of an aggregate of 9,169,387 Subordinate Voting Shares, at a purchase price of $60.22 per Subordinate Voting Share for total gross proceeds to the selling shareholders of approximately $552 million. On June 7, 2021 we closed another secondary offering on a bought deal basis by funds managed by Novacap Management Inc., Whiskey Papa Fox Inc., CDP Investissements Inc. as well as three members of our management team of an aggregate of 7,165,378 Subordinate Voting Shares, at a purchase price of $69.78 per Subordinate Voting Share for total gross proceeds to these selling shareholders of approximately $500 million. These offerings resulted in the conversion of 15,833,188 multiple voting shares of the Company (the “Multiple Voting Shares”) into Subordinate Voting Shares on a one for one basis and had no impact on the Company’s liquidity and capital position.
On August 3, 2021, in connection with our acquisition of Mazooma, we issued 138,522 Subordinate Voting Shares to the sellers as a consideration for approximately 24% of the purchase price.
Nasdaq Listing
On October 8, 2021, we completed our Nasdaq listing in the United States by issuing a total of 3.45 million Subordinate Voting Shares (including the exercise in full by the underwriters of their over-allotment option), at a price of $123.14 per Subordinated Voting Share, for aggregate gross proceeds of approximately $424.8 million. In connection with this offering, our Subordinate Voting Shares started trading in U.S. dollars on the Nasdaq under the symbol "NVEI". Following the Nasdaq listing, on October 13, 2021, we voluntarily delisted the "NVEI.U" U.S. dollar ticker from the TSX. Our Subordinate Voting Shares continue to trade on the TSX in Canadian dollars under the symbol "NVEI".
The net proceeds of $408.2 million received as part of our Nasdaq listing remain available as of December 31, 2021.
Unsecured Convertible Debentures Due to Shareholders
In August 2019, unsecured convertible debentures were issued by the Company to certain shareholders. The TSX listing proceeds were used to repay in full the principal amount, outstanding original issue discount and accrued interest, on the unsecured convertible debenture due to shareholders in the amount of $93.4 million. As part of the TSX listing in September 2020, $30.2 million in principal amount and accrued interest on the unsecured convertible debentures was converted into Class A common shares of the Company.

Cash Flows

	Years ended December 31		Change
(In thousands of U.S. dollars, except for percentages)	2021	2020
	$	$	$	%
Cash flow from (used in):
Operating Activities	266,857	94,752	172,105	182
Investing Activities	(395,108)	(58,617)	(336,491)	n.m.
Financing Activities	706,075	82,702	623,373	n.m.
Effect of movements in exchange rates on cash	(9,970)	1,813	(11,783)	n.m.
Net increase in cash	567,854	120,650	447,204	371
Cash – beginning of period	180,722	60,072	120,650	201
Cash - end of period	748,576	180,722	567,854	314
Cash Flows From Operating Activities
For the year ended December 31, 2021, $266.9 million of cash was generated from operating activities compared to $94.8 million for the year ended December 31, 2020. The increase was primarily due to business growth and, to a lesser extent, our acquisitions. The interest paid in the year ended December 31, 2021 decreased by $29.4 million compared to the same period in 2020, reflecting the partial repayment of indebtedness using the proceeds from the TSX listing in September 2020 as well as lower interest rates negotiated under the amended and restated credit facility. This was partially offset by the increase in income taxes paid of $17.8 million for the year ended December 31, 2021 compared to the year ended December 31, 2020.
Cash Flows Used in Investing Activities
For the year ended December 31, 2021, $395.1 million of cash was used in investing activities. This resulted primarily from the cash consideration for our acquisitions, net of cash acquired. For the year ended December 31, 2020, $58.6 million of cash was used in investing activities, mainly due to cash consideration for the acquisition of Smart2Pay of $67.5 million, net of cash acquired.
Cash Flows From Financing Activities
For the year ended December 31, 2021, $706.1 million of cash was generated from financing activities mainly reflecting proceeds from loans and borrowings and our Nasdaq listing. For the year ended December 31, 2020, cash from financing activities mainly reflected net repayment of loans and borrowings, as well as proceeds from the TSX listing in September 2020.

Contractual Obligations and Commitments
We have contractual obligations and commitments with a variety of expiration dates. The table below outlines our contractual obligations and commitments, including estimated interest payments, at December 31, 2021:

	Contractual cash flows
	Total	Less than 1 year	1 to 5 years	More than 5 years
(In thousands of U.S. dollars)	$	$	$	$
Trade and other payables (excluding sales tax)	91,490	91,490	—	—
Due to merchants	720,874	720,874	—	—
Credit facilities	557,591	20,402	537,189	—
Lease liabilities	11,258	3,290	6,078	1,890
Other liabilities	16,540	12,317	4,223	—
Contractual commitments	3,899	1,098	2,801	—
	1,401,652	849,471	550,291	1,890
Segregated funds	(720,874)	(720,874)	—	—
	680,778	128,597	550,291	1,890

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements. We may, from time to time, be contingently liable with respect to litigation and claims that arise in the normal course of operations.
Related Party Transactions and Executive Compensation
We have no related party transactions other than those presented in Note 23 in the Consolidated Financial Statements, which are reproduced as follows.
Transactions with Key Management Personnel
Key management personnel compensation comprises the following:

	Three months ended December 31		Years ended December 31
	2021	2020	2021	2020
(In thousands of U.S. dollars)	$	$	$	$

Salaries and short-term employee benefits	1,854	1,534	5,861	4,369
Share-based payments	15,442	449	23,895	5,955
	17,296	1,983	29,756	10,324
CEO Grants
In connection with our Nasdaq listing, we granted Philip Fayer, the Company’s Founder, Chair and Chief Executive Officer, special awards consisting of 665,000 Performance Share Units (the “PSUs”) and 2,200,000 options to acquire Subordinate Voting Shares pursuant to our Omnibus plan. These grants were made in recognition of Mr. Fayer’s instrumental role in the Company’s achievements as well as the significant potential impact he is anticipated to make towards achieving the Company’s strategic and business goals going forward. These grants are also designed to provide both multi-year retention incentives and to align Company strategy and achievement of business and operating objectives with long-term shareholder value creation.
Vesting of the PSUs and the options is subject to the satisfaction of both a performance-based vesting condition and a time-based vesting condition.

The PSUs will vest in equal increments of 33.33% per year over three years, subject to continued service and to the achievement of a sustained and significant share price hurdle before December 31, 2024 (increase of 50% over the base price of $123.14 on Nasdaq during 45 consecutive trading days). The stock options will vest in equal increments of 25% per year over four years, subject to continued service and to the achievement of sustained and significant share price hurdles before the sixth anniversary of the grant date (increase of 100% and 200%, respectively, as to each half of the grant, over the exercise price of $123.14 on Nasdaq during 45 consecutive trading days).
Other Related Party Transactions

		Three months ended December 31		Years ended December 31
		2021	2020	2021	2020
(In thousands of U.S. dollars)		$	$	$	$
Expenses – Travel	(i)	34	489	305	1,907
Unsecured convertible debentures due to shareholders	(ii)	—	—	—	15,503
		34	489	305	17,410
(i)In the normal course of operations, we receive services from a company owned by a shareholder of the Company. The services received consist of travel services.
(ii)In August 2019, unsecured convertible debentures were issued by the Company to certain shareholders. As part of the TSX listing in September 2020, an amount of $30,180 in principal amount and accrued interest on the unsecured convertible debentures was converted into Class A common shares of the Company, and the remaining balance was repaid with the cash proceeds of the TSX listing.
Financial Instruments and Other Instruments
In the ordinary course of its business activities, we are exposed to various market risks that are beyond our control, including fluctuations in foreign exchange rates and interest rates, and that may have an adverse effect on the value of Nuvei's financial assets and liabilities, future cash flows and profit. Our policy with respect to these market risks is to assess the potential of experiencing losses and the consolidated impact thereof, and to mitigate these market risks as is deemed appropriate. (Please refer to the “Risks Relating to Our Business and Industry” section of the AIF.)
Credit and Concentration Risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk arises principally from our cash, trade and other receivables, advances to third parties, segregated funds and processor deposits. The carrying amounts of these financial assets represent the maximum credit exposure.
Cash and Processor Deposits
The credit risk associated with cash, segregated funds and processor deposits is limited because they are maintained only with highly rated large financial institutions.
Trade and Other Receivables
We provide credit to our customers in the normal course of business. We evaluate the creditworthiness of the corresponding counterparties at least at the end of each reporting period and on a specific circumstance basis. Our extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. We have established various internal controls designed to mitigate credit risk, including credit limits and payment terms that are reviewed and approved by the Company. Any impaired trade receivables are mostly due from customers that are experiencing financial difficulties.
There is a concentration of credit risk as of December 31, 2021, with respect to our receivables from our main processors, which represented approximately 37% (December 31, 2020 – 39%) of trade and other receivables.

Advances to Third Parties
The credit risk associated with the advances to third parties is limited because the advances are repaid by financial institutions when we become entitled to payment under the agreements.
Foreign Currency Risk
We are exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of our business transactions denominated in currencies other than the U.S. dollar. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in our operating results. We do not currently enter into arrangements to hedge foreign currency risk.
Approximately 54% of our revenues and approximately 32% of our expenses are in currencies other than the U.S. dollar. The main other currencies are the Euro ("EUR") and the British Pounds ("GBP") which represented respectively 16% and 11% of our revenues.
The following table provides an indication of our significant foreign exchange currency exposures as stated in U.S. dollars as at December 31, 2021:

(In thousands of U.S. dollars)	CAD	EUR	GBP	Other	Total
	$	$	$	$	$
Cash	2,265	40,490	9,483	16,934	69,172
Trade and other receivables	5,800	6,229	1,530	4,310	17,869
Trade and other payables	(16,463)	(28,979)	(2,261)	(27,885)	(75,588)
Lease liabilities	—	(381)	—	(3,767)	(4,148)
Net financial position exposure	(8,398)	17,359	8,752	(10,408)	7,305
A 10% sudden and sustained strengthening of the above foreign currencies dollar against the US dollar would have affected the measurement of financial instruments denominated in these currencies and affected equity and net loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases. A 10% sudden and sustained weakening of the foreign currencies against the U.S. dollar would have an equal but opposite effect.

(In thousands of U.S. dollars)	CAD	EUR	GBP	Other	Total
	$	$	$	$	$
Increase (decrease) on equity and net income	(840)	1,736	875	(1,041)	731
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates. We do not account for any fixed interest-rate financial assets or financial liabilities at fair value through profit and loss.
All other loans and borrowings bear interest at floating rates, and we are therefore exposed to the cash flow risk resulting from interest rate fluctuations.
Based on currently outstanding loans and borrowings at floating rates, an increase of 100 basis points in interest rates at the reporting date would have resulted in a decrease of $3,719 in profit or loss in 2021 (2020 – $2,119). A decrease of 100 basis points at the reporting date would have had no impact on interest expense as the current effective rate is the floor rate of the agreement. This analysis assumes that all other variables, in particular foreign currency exchange rates, remain constant.
Fair Value Risk
Certain of the our accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes using the following methods.

In establishing fair value, we use a fair value hierarchy based on levels as defined below:
a.Level 1: defined as observable inputs such as quoted prices in active markets.
b.Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.
c.Level 3: defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.
We have determined that the carrying amounts of our current financial assets and financial liabilities approximate their fair value given their short-term nature.
The fair value of the variable interest rate non-current liabilities approximates the carrying amount as the liabilities bear interest at a rate that varies according to the market rate.
The fair value of fixed interest rate non-current unsecured convertible debentures due to shareholders approximate their carrying amounts at the reporting dates.
Refer to Note 22 of the Consolidated Financial Statements for additional information.

Critical Accounting Policies and Estimates
The preparation of the Consolidated Financial Statements in conformity with IFRS requires us to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates, judgments and assumptions are reviewed on an ongoing basis and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized prospectively.
Critical judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the Consolidated Financial Statements include the following:
Revenue Recognition. The identification of revenue-generating contracts with customers, the identification of performance obligations, the determination of the transaction price and allocations between identified performance obligations, the use of appropriate revenue recognition method for each performance obligation and the measure of progress for performance obligations satisfied over time are the main aspects of the revenue recognition process, all of which require the exercise of judgment and use of assumptions. In addition, we have applied judgment in assessing the principal versus agent considerations for our transaction and processing services.
Determining the Fair Value of Identifiable Intangible Assets Following a Business Combination. We use valuation techniques to determine the fair value of identifiable intangible assets acquired in a business combination, which are generally based on a forecast of total expected future net discounted cash flows. These valuations are linked closely to the assumptions we made regarding the future performance of the related assets and the discount rate applied as it would be assumed by a market participant.
Fair Value of Share-based Payment Transactions. We recognized compensation expense as a result of equity-settled share-based payment transactions which are valued by reference to the fair value of the related instruments. Fair value of options granted was estimated using the Black-Scholes option pricing model. The risk-free interest rate is based on the yield of a zero coupon U.S. government security with a maturity equal to the expected life of the option from the date of the grant. The assumption of expected volatility is based on the average historical volatility of comparable companies for the period immediately preceding the option grant. We do not anticipate paying any cash dividends in the foreseeable future and, therefore, uses an expected dividend yield of zero in the option-pricing model.
When granting share-based payment compensation with performance conditions, we assess whether those performance conditions are market or non-market conditions. Market conditions are taken into account in the fair value estimate on the grant date and this fair value is not revised subsequently. For non-market conditions, we estimate the expected outcome of the performance targets and revise those estimates and related expense until the final outcome is known.

Recoverable Amount of Goodwill. Our impairment test for goodwill is based on internal estimates of fair value less costs of disposal calculations and uses valuation models such as the discounted cash flows model. Key assumptions on which we have based our determination of fair value less costs of disposal include estimated sales volumes, input costs, and selling, general and administrative expenses as well as the multiples applied to forecasted Adjusted EBITDA. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.
Provisions for Losses on Merchant Accounts. Disputes between a cardholder and a merchant arise periodically, primarily as a result of customer dissatisfaction with merchandise quality or merchant services. Such disputes may not be resolved in the merchant’s favor. In these cases, the transaction amount is refunded to the customer by the card issuing financial institution, but the financial institution is refunded by us. We then charge back to the merchant the amount refunded to the financial institution. As such, we are exposed to credit risk in relation to the merchant since we assume the repayment to the merchant’s customer for the full amount of the transaction even if the merchant has insufficient funds to reimburse us. A provision for losses on merchant accounts is maintained to absorb unrecoverable chargebacks for merchant transactions that have been previously processed and on which revenues have been recorded. The provision for losses on merchant accounts specifically comprises identifiable provisions for merchant transactions for which losses can be estimated. We evaluate the risk for such transactions and estimate the loss for disputed transactions based primarily on historical experience and other relevant factors. We analyze the adequacy of the provision for losses on merchant accounts in each reporting period.
Recoverable Amount of Tax Balances for Recognition of Tax Assets. Deferred income tax assets reflect our estimate of operations of future fiscal years, timing of reversal of temporary differences and tax rates on the date of reversals, which may well change depending on governments’ fiscal policies. We must also assess whether it is more likely than not that deferred income tax assets will be realized and determine whether a valuation allowance is required on all or a portion of deferred income tax assets.
New Accounting Standards and Interpretations Adopted
A number of amendments to existing standards issued by the IASB have been applied in preparing our Consolidated Financial Statements. None of the amendments had an impact on our Consolidated Financial Statements.
The following amendments were adopted on January 1, 2020:
Amendments to references to conceptual framework in IFRS standards
On March 29, 2018, the IASB issued a revised version of its Conceptual Framework, which included the following main improvements:
•New concepts on measurement, including factors to be considered when selecting a measurement basis;
•New concepts on presentation and disclosure, including when to classify income and expenses in other comprehensive income;
•New guidance on when assets and liabilities are removed from financial statements;
•Updated definitions of an asset and liability;
•Updated criteria for including assets and liabilities in financial statements; and
•Clarifications of prudence, stewardship, measurement uncertainty and substance over form.
Definition of a business (amendments to IFRS 3, Business Combinations)
We adopted amendments to IFRS 3, Business Combinations that seek to clarify whether an acquisition results in a business acquisition or a group of assets. The amended definition of a business has a narrow scope, stating that the process must be substantial, and that the inputs and the process must together have the capacity to contribute significantly to the creation of outputs. In addition, the definition of output is reduced to the concept of goods and services to customers, whereas the previous definition emphasized returns in the form of dividends. The amendments also include an optional fair value concentration test that simplifies the assessment of whether an acquisition results in a business acquisition or a group of assets.
Definition of material (amendments to IAS 1, Presentation of Financial Statements, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors)

On October 31, 2018, the IASB clarified the definition of materiality. Following this amendment, information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.
IFRS 16 – COVID-19-related rent concessions
On May 28, 2020, the IASB published an amendment to IFRS 16, Leases, that provides an optional practical expedient for lessees from assessing whether a rent concession related to COVID-19 is a lease modification.
The following amendments were adopted on January 1, 2021:
Interest rate benchmark reform - Phase 2
We adopted the amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. These amendments provide temporary relief which address the financial reporting effects when an interbank offered rate is replaced with an alternative nearly risk-free interest rate. The amendments provide two key reliefs which are applicable to changes undertaken as a direct consequence of the reform and where the change in rate are transacted on an economically equivalent basis:
•Modification of financial instruments carried at amortized cost resulting from the reform are reflected prospectively as change in the effective interest rate of the instrument rather than as an immediate gain or loss.
•Upon certain criteria, hedging relationships that are directly impacted by the reform would be able to continue hedge accounting upon the transition to the new rate.
All the amendments described above had no impact on our Consolidated Financial Statements.
New Accounting Standards and Interpretations Issued But Not Yet Adopted
A number of amendments to existing standards issued by the IASB are mandatory but not yet effective for the year ended December 31, 2021. We are not expecting that these amendments will have any material impact on our consolidated financial statements.
Amendments to references to conceptual framework in IFRS Standards
This amendment replaces references to the 2010 Conceptual Framework for Financial Reporting with references to the 2018 Conceptual Framework for Financial Reporting in order to determine what constitutes an asset or liability in a business combination, add a new exception for certain liabilities and contingent liabilities to refer to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, or IFRIC 21, Levies, rather than to the 2018 Conceptual Framework, and clarify that an acquirer should not recognize contingent assets at the acquisition date. The amendments are effective for business combinations occurring in reporting periods starting on or after January 1, 2022. Earlier application is permitted.
Amendments to liability classification
On January 23, 2020, the IASB issued amendments to IAS 1, Presentation of Financial Statements (the amendments), to clarify the requirements for classifying liabilities as current or non-current. More specifically:
a.The amendments specify that the conditions which exist at the end of the reporting period are those which will be used to determine if a right to defer settlement of a liability exists;
b.Management expectations about events after the consolidated statement of financial position date, for example on whether a covenant will be breached, or whether early settlement will take place, are not relevant; and
c.The amendments clarify the situations that are considered settlement of a liability.
The amendments are applicable to annual periods beginning on or after January 1, 2023.

Outstanding Share Data
As of March 4, 2022, our authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares, of which 66,948,547 were issued and outstanding, (ii) an unlimited number of Multiple Voting Shares, of which 76,064,619 were issued and outstanding, and (iii) an unlimited number of Preferred Shares, issuable in series, none of which were outstanding. The Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable securities laws in Canada.
As of March 4, 2022, there were 2,558,340 options outstanding under the Company’s legacy stock option plan dated September 21, 2017 and 6,211,082 options outstanding under the Company’s Omnibus Plan. Each such option is or may become exercisable for one Subordinate Voting Shares.
As of March 4, 2022, there were 10,371 Deferred Share Units, 969,336 Restricted Share Units and 1,395,169 Performance Share Units outstanding under the Company’s Omnibus Plan.
Risk Factors
In addition to all other information set out in this MD&A and our audited consolidated financial statements and notes for the fiscal year ended December 31, 2021, the specific risk factors that could materially adversely affect us and/or our business, financial condition and results of operations are disclosed under "Risk Factors'" in our Annual Information Form. Other risks and uncertainties that we do not presently consider to be material, or of which we are not presently aware, may also become important factors that affect our future business, financial condition and results of operations. The occurrence of any of these risks could materially and adversely affect our business, prospects, financial condition, results of operations or cash flow.
Controls and Procedures
Disclosure Controls and Procedures
The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian securities regulatory authorities and by the Securities and Exchange Commission (the “Commission”) in Rule 13a-15(e) under the Exchange Act) for the Company to ensure that material information relating to the Company, including its consolidated subsidiaries, that is required to be made known to the Chief Executive Officer and Chief Financial Officer by others within the Company and disclosed by the Company in reports filed or submitted by it under securities legislation (including Canadian securities legislation and the Exchange Act) is (i) recorded, processed, summarized and reported within the time periods specified in securities legislation (including Canadian securities legislation and the Commission's rules and forms); and (ii) accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. The Chief Executive Officer and the Chief Financial Officer, along with management, have evaluated and concluded that the Company's disclosure controls and procedures were effective as at December 31, 2021.
Internal Controls over Financial Reporting
The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian securities regulatory authorities) and for the assessment of the effectiveness of our internal control over financial reporting. Our internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework the Chief Executive Officer and the Chief Financial Officer used to design our internal controls over financial reporting is the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Chief Executive Officer and Chief Financial Officer, together with management, have evaluated and concluded that our internal control over financial reporting was effective as of December 31, 2021.

Change in Internal Controls over Financial Reporting
The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, whether or not there were changes to our internal controls over financial reporting during the three months and year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting. No such changes were identified through their evaluation.
Limitations of Controls and Procedures
Management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the reality that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
Limitation on Scope of Design
The scope of design of internal controls over financial reporting and disclosure controls and procedures excluded the controls, policies, and procedures of Mazooma, which was acquired on August 3, 2021, Simplex and Paymentez, which were acquired on September 1, 2021. On a combined basis, these entities’ contribution to our consolidated statements of profit or loss and comprehensive income or loss for the year ended December 31, 2021 was approximately 3% of total revenues. Additionally, as at December 31, 2021 , these entities’ current assets and current liabilities, on a combined basis, represented approximately 5% and 7%, respectively of our consolidated current assets and current liabilities, and these entities' combined non-current assets, which include intangible assets and goodwill, represented approximately 18% of our consolidated non-current assets. The amounts recognized for the assets acquired and liabilities assumed as at the date of these acquisition are described in Note 4 of the Consolidated Financial Statements.
Additional Information
Additional information relating to the Company, including the Consolidated Financial Statements and the AIF is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.